CUSIP No. 67072T108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Nuveen Floating Rate Income Fund

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

67072T108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67072T108

1.	NAME OF REPORTING PERSON LPL Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,788,756

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,756
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%*
12.	TYPE OF REPORTING PERSON BD, IA

*

Based on 134,056,187 shares of Common Stock outstanding as of July 31, 2023, as reported in the Issuer’s Certified Shareholder Report on Form N-CSR filed with the Securities and Exchange Commission on October 6, 2023.

CUSIP No. 67072T108

AMENDMENT NO. 2 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on February 14, 2022 and Amendment No. 1 thereto filed on January 17, 2023 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

The information requested by this paragraph is incorporated herein by reference to the cover page to this Amendment No. 2 to Schedule 13G. LPL, in its capacity as investment adviser, may be deemed to beneficially own the Common Shares reported herein, which are held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 67072T108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 9, 2024

LPL FINANCIAL LLC

By:	/s/ Jonathan Robbins
Name: Jonathan Robbins
Title: SVP, Advisory Chief Compliance Officer

4